Exhibit 99.4

MODIFICATION AND REAFFIRMATION AGREEMENT

      MODIFICATION AND REAFFIRMATION AGREEMENT (this “Agreement”) dated as of December 26, 2002, and effective as of December 11, 2002 (the “Modification Effective Date”) by and among ALS-VENTURE I, INC., a Delaware corporation having an address c/o Alterra Healthcare Corporation, 10000 Innovation Drive, Milwaukee, Wisconsin 53226 (together with its permitted successors and assigns, “Borrower ”); ALTERRA HEALTHCARE CORPORATION, a Delaware corporation having an address at 10000 Innovation Drive, Milwaukee, Wisconsin 53226 (together with its permitted successors and assigns, the “Guarantor ” and “Parent Pledgor”, as applicable); ALS-CLARE BRIDGE, INC., a Delaware corporation having an address at 10000 Innovation Drive, Milwaukee, Wisconsin 53226 (together with its permitted successors and assigns, “Subsidiary Pledgor ”, and together with Borrower and Parent Pledgor, collectively, “Borrower Parties”); and CAPMARK SERVICES, L.P., a Texas limited partnership having an address at 245 Peachtree Center Avenue, NE, Suite 1800, Atlanta, Georgia 30303-1231 (together with its permitted successors and assigns, “Lender ”).

RECITALS

      A.     Borrower and Lender's predecessor in interest, Nomura Asset Capital Corporation (“NACC”) entered into that certain Loan Agreement dated as of March 31, 1998, as amended by that certain First Amendment to Loan Agreement and Reaffirmation Agreement dated as of August 28, 1998 (as so amended, the “Original Loan Agreement”) pursuant to which a secured mortgage loan in the original principal amount of $50,140,000 (the “Loan”) was advanced to Borrower, which Loan is evidenced by that certain Second Amended and Restated Renewal Promissory Note dated as of the April 7, 2000, in the stated principal amount of $50,140,000, made by Borrower in favor of Lender (the “Existing Note”).

      B.     Pursuant to a Second Amendment to Loan Agreement and Reaffirmation Agreement dated as of April 7, 2000 (the “Second Amendment”), Borrower, and Lender modified certain of the terms and provisions of the Original Loan Agreement, as more particularly sets forth therein. The Original Loan Agreement, as modified by the Second Amendment is referred to herein as the “Existing Loan Agreement”. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Existing Loan Agreement.

      C.     Borrower and Lender desire to further amend the terms and conditions of the Existing Loan Agreement and the Existing Note in accordance with the terms hereof.

      NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Existing Loan Agreement is hereby amended as follows:

I.     Modification of Existing Loan Agreement/Agreements.

      1.                Maturity Date/Interest Rate Protection Agreement: The Maturity Date is hereby extended until December 11, 2003. Borrower shall have no further extension rights to extend the Maturity Date beyond December 11, 2003. In connection with the extension of the term of the Loan until December 11, 2003, Borrower has extended the term of the existing Interest Rate Protection Agreement (as set forth in the Second Amendment) to a date not earlier than December 11, 2003 (and has made all payments required under, and satisfied all conditions precedent to the effectiveness of such extension).

      2.     Interest Rate/Spread: From and after the Modification Effective Date, the Spread is hereby increased from 2.50% to 3.50%. Accordingly, from and after the Modification Effective Date, the Interest Rate for any Interest Accrual Period shall be the sum of 3.50% plus the greater of LIBOR for such Interest Accrual Period and 4.95% (or, when applicable pursuant to the Note or any other Loan Document, the Default Rate).

      3.     Required Amortization Payments: On each Payment Date occurring from and after the Modification Effective Date, in addition to the monthly payments of interest required to be paid by Borrower pursuant to Section 2.5 of the Existing Loan Agreement, Borrower shall make an amortization payment in the amount of (i) $250,000 on the Payment Dates occurring on January 11, 2003; February 11, 2003; March 11, 2003 and April 11, 2003 and (ii) $200,000 on each subsequent Payment Date (each, a “Required Amortization Payment”), each of which shall be applied by Lender towards the outstanding principal amount of the Loan. Accordingly, all references in the Existing Loan Agreement to “Debt Service” or the “Required Debt Service Payment” (including Section 7.1(i) and (ii)) shall be deemed to include the Required Amortization Payments.

      4.     Cash Management: The parties acknowledge and agree that, notwithstanding anything to the contrary contained in the Existing Loan Agreement, as of January 1, 2003, a Cash Management Event shall be deemed to have occurred and the same shall continue through the Maturity Date. In connection with such Existing Cash Management Event, the parties further agree as follows:

      A.        Section 2.11 of Original Loan Agreement:

(a)  Sections 2.11(g)(vi) of the Original Loan Agreement is hereby deleted in its entirety and replaced with the following:

(v) Lastly, provided that (i) no Event of Default has occurred and is continuing and (ii) Borrower has delivered an Officer's Certificate in the form attached hereto as Exhibit D, certifying that all Operating Expenses for the last calendar month ending prior to the applicable Payment Date have been paid in full (or that Borrower has sufficient funds to pay such Operating Expenses and is in fact in the process of paying such Operating Expenses), all remaining funds then on deposit in the Cash Collateral Account (after funding of the amounts required under clauses (i), (ii) and (iii) above) shall be disbursed on each Business Day that the balance in such account exceeds $250,000, but in any event, at least on a weekly basis to Borrower.

      5.     Permitted Transfers: Notwithstanding any provision in the Loan Documents to the contrary, Lender hereby consents to the grant of a security interest in favor of the lenders providing debtor in possession financing to the Parent in a Conforming Bankruptcy Proceeding in (i) the stock of Borrower and (ii) the membership and partnership interests in each Operator and Joint Venture (which shall be subordinate to the Equity Pledge Agreements), in each case subject to a subordination, standstill and intercreditor agreement satisfactory to Lender.

II.     Modification of Existing Note.

      1.     All references in the Existing Note to the Loan Agreement shall mean the Existing Loan Agreement, as modified by this Agreement.

      2.     Clause B on page 2 of the Existing Note is hereby modified by adding the following sentence at the end thereof:

In addition to the monthly payments of interest required pursuant to the immediately preceding sentence, on each Payment Date occurring from and after the Modification Effective Date, Maker shall make an amortization payment in the amount of (i) $250,000 on the Payment Dates occurring on January 11, 2003; February 11, 2003; March 11, 2003 and April 11, 2003 and (ii) $200,000 on each subsequent Payment Date, which shall be applied by Payee towards the outstanding principal amount of the Loan.

III.     Representations, Warranties and Covenants of Borrower Parties.

      1.                Authorization and Power. Each Borrower Party has the power and requisite authority to execute, deliver and perform its obligations under this Agreement and any other document executed in connection herewith and is duly authorized to, and has taken all action necessary to authorize it to, execute, deliver and perform its obligations under this Agreement.

      2.     Valid and Binding Obligations. This Agreement constitutes legal, valid and binding obligations of Borrower Parties enforceable in accordance with its terms.

     3.     Consents, Etc. No consent, approval, authorization or order of any court or Governmental Authority or any third party is required in connection with the execution and delivery by Borrower Parties of this Agreement or to consummate the transactions contemplated hereby, which consent has not been obtained.

      4.     Indebtedness. As of the Modification Effective Date, the outstanding Principal Indebtedness is $50,140,000, which is less than the fair market value of the Collateral (if unencumbered by the Loan Documents).

      5.     No Offsets; Defenses. There are no existing claims by any Borrower Party against Lender (and to the extent any such claims exist, all such claims (including any counterclaims) are released as of the Modification Effective Date) and there are no offsets or defenses by any Borrower Party to the payment of any amounts required under the Loan Documents or otherwise to the enforcement by Lender of the Loan Documents.

      6.     Solvency. Borrower is generally paying its debts as they become due, and is solvent, in that the fair saleable value of Borrower's assets exceeds and will, immediately following the execution and delivery of this Agreement, exceed Borrower's total liabilities.

      7.     Waiver of Stay. Each Borrower Party agrees that in the event it becomes the subject of a bankruptcy case, it hereby waives and agrees to waive in the future the benefits of the automatic stay under Section 362(a) of the Bankruptcy Code as it applies to Lender, and will agree to an order requested by Lender for an annulment of the automatic stay as it applies to Lender.

      8.     Receiver. Upon an Event of Default, if Lender requests the appointment of a state court receiver, Borrower agrees to consent to the same.

IV.     Reaffirmation. Each of Borrower, Guarantor, Parent Pledgor and Subsidiary Pledgor hereby ratifies and reaffirms the obligations, waivers, indemnities and covenants made under the Loan Documents to which each is bound (except with respect to the Guaranty, which has been terminated in connection with the Second Amendment).

V.     Fees/Expenses. In connection with Lender's agreement to enter into this Agreement and as consideration therefor, Borrower shall pay to Lender concurrently with the execution and delivery of this Agreement, a modification/extension fee of $501,400 (the “Extension Fee”). If Borrower repays the Loan in full on or prior to June 11, 2003, provided no Default or Event of Default has occurred and is then continuing, Lender shall credit the Extension Fee towards such repayment of the Loan. In addition to the Extension Fee, Borrower agrees that it shall pay, as and when billed, costs and expenses incurred by Lender in connection with this Agreement and as a result of any bankruptcy proceeding involving Parent Pledgor (including attorneys' fees and costs of appraisals). Borrower acknowledges that the foregoing shall not be construed as a waiver of Borrower's obligations pursuant to the Loan Documents to pay, as and when billed, all costs and expenses which may be incurred by Lender pursuant to the terms of the Loan Documents. With respect to such costs and expenses, Borrower agrees that Lender may instruct the Cash Collateral Account Bank to disburse funds out of the Cash Collateral Account (in one or more installments) to Lender to cover such costs and expenses, which disbursement of funds shall be made prior to Borrower receiving any funds pursuant to Section 2.11(g)(v) of the Loan Agreement (as modified pursuant to Section I(4)(A) of this Agreement).

VI.     Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns.

VII.     Ratification. Each of the Existing Loan Agreement and the Existing Note (each, as amended hereby), the Environmental Indemnity Agreement and the Equity Pledge Agreements are hereby ratified and confirmed and shall continue in full force and effect.

VIII.     Counterparts. This Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute one original.

IX.     Additional Agreement. It is understood that Parent Pledgor and/or Subsidiary Pledgor are engaged in restructuring discussions with other secured lenders regarding other secured loan facilities (the “Other Facilities”). Each Borrower Party hereby agrees that if Parent Pledgor or Subsidiary Pledgor or an Affiliate of either of them enters into a modification, amendment or restructuring of any Other Facility (a “Third Party Restructuring”) (excluding, however, the existing restructurings of the credit facilities described on Exhibit C (but not excluding any further restructurings of such credit facilities described on Exhibit C)) that provides for (i) economic terms more favorable to such other secured lenders than the economic terms contained herein (it being understood and agreed, however, that such economic terms shall be based solely on whether the interest rate and any modification or extension fee (calculated as an overall percentage of the amount of indebtedness payable over the entire term of such Third Party Restructuring), taken as a whole, are greater than the Interest Rate and the Extension Fee (taken as a whole) or (ii) the granting of additional rights to such secured lender in additional collateral, then in any such event (as applicable), (x) the Interest Rate shall automatically be increased to the interest rate payable to such secured lender (or the maximum amount permitted by law, whichever is less), (y) an additional fee shall be immediately payable to Lender, such that the Extension Fee payable hereunder to Lender shall equal the modification or extension fee that is paid or payable to such secured lender and (z) Borrower, to the extent possible, shall grant (or shall cause to be granted) to Lender rights in additional collateral at least equal to whatever additional collateral has been granted to such secured lender. Borrower will enter into such amendments or modifications of the Loan Documents as Lender may reasonably request to confirm the foregoing. The Borrower Parties hereby covenant and agree to provide notice to Lender of any Third Party Restructuring that occurs during the term of the Loan within ten days after the closing thereof together with a certification describing the terms of the Third Party Restructuring relating to items (i) and (ii) above. A breach of the foregoing covenant shall constitute an immediate Event of Default.

X.     Defaults.

      1.     Prior Defaults/Events of Default. With respect to the prior Defaults or Events of Default described on Exhibit A attached hereto (the “Prior Defaults”), Lender agrees that, provided no other Default or Event of Default shall have occurred and be continuing, it shall forbear from exercising any of its rights or remedies under the Loan Documents as a result of any of such Prior Defaults. Except as set forth in the immediately preceding sentence, the foregoing shall not constitute a waiver or modification of any of the rights or remedies of Lender pursuant to the Loan Documents or otherwise at law or equity, all such rights and remedies being expressly reserved. Without limiting the foregoing, Lender acknowledges that the prior occurrences of the Prior Defaults shall not constitute Events of Default which would have the effect of precluding (i) disbursement of funds to Borrower from the Cash Collateral Account pursuant to Section 2.11(g)(v) of the Loan Agreement, (ii) Pledgor's rights to receive distributions pursuant to Section 3 of the Equity Pledge Agreements or (iii) Borrower's right to a credit of the Extension Fee towards repayment of the Loan, or requiring payment of Default Rate interest.

      2.     With respect to the matters described on Exhibit B attached hereto, Lender hereby agrees that any of such matters shall not constitute an Event of Default under the Loan Documents, and the provisions of the Loan Documents relating thereto are hereby deemed modified accordingly.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

BORROWER:

ALS-VENTURE I, INC.

By:  /s/ Mark W. Ohlendorf
Name: Mark W. Ohlendorf
Title: Vice President

PARENT PLEDGOR:

ALTERRA HEALTHCARE CORPORATION

By:  /s/ Mark W. Ohlendorf
Name: Mark W. Ohlendorf
Title: Senior Vice President

SUBSIDIARY PLEDGOR:

ALS-CLARE BRIDGE, INC.

By:  /s/ Mark W. Ohlendorf
Name: Mark W. Ohlendorf
Title: Vice President

LENDER:

CAPMARK SERVICES, L.P.

Pearl Mortgage, Inc., a Delaware corporation, general partner
/s/ Sean D. Reilly
 Sean D. Reilly
Title: Vice President

ACKNOWLEDGMENT

The undersigned Owner Trustee hereby
acknowledges the terms of the foregoing.

Wilmington Trust Company, in its capacity as
Owner Trustee of CDC Mirror Trust ST-I 3/11/00
(formerly known as Nomura Mirror Trust ST-I 3/11/00)

By:  /s/ David A. Vanaskey, Jr.
David A. Vanaskey, Jr.
Assistant Vice President

Exhibit A

      (a)     Failure to pay interest or to fund reserves during the period from March 2001 through July 2001.

      (b)      Failure to comply with the Insurance Requirements with respect to the matters described in the Insurance Schedule attached hereto.

      (c)      Failure to pay trade indebtedness within 30 days after incurrence thereof (although trade indebtedness is being paid prior to delinquency and within the terms extended by the trade creditors).

      (d)     Prior to 6/1/02, deposit of funds in an Alterra lockbox account for a one-day period prior to deposit in the Collection Account (but with funds appropriately coded for deposit to the Collection Account and no ability for Alterra to withdraw funds from the lockbox account).

      (e)     Possible commingling of funds of Borrower from operation of the two residences located in New York with the general operating account of Alterra to facilitate payment of liabilities of the Borrower by Alterra in connection with management of such facilities.

      (f)     Qualification of the opinion of the Independent certified public accountant with respect to Alterra's audited financial statements for the fiscal year ended December 31, 2000 and 2001, and any failure of the opinion to identify the unaudited financial statements of the Borrower, Operators or Joint Ventures utilized to prepare Alterra's audited financial statements.

      (g)     Failure to deliver (1) separate unaudited financial statements of the Borrower or (2) rent rolls.

      (h)      Any failure to notify Lender within the requisite time frame of the occurrence of a Default or Event of Default based on, or to give any notice due any Person with respect to:

(i)     the Events of Default set forth in (a) – (g) above;

(ii)     potential litigation against Alterra with respect to breaches and defaults under material financing transactions and contractual arrangements; and

(iii)     consummation of the required acquisition of 100% of the ownership interests on the Operators of the residences located in Marion, Indiana and Alliance, Ohio.
      (i)     Failure of Alterra to pay its debts generally as they become due.

Exhibit B

(a)     Failure to comply with the Insurance Requirements with respect to the matters described in the Insurance Schedule attached hereto. Additionally, with respect to liability insurance, future compliance with the program described in the attached Proposed Liability Insurance Schedule shall be deemed compliance in lieu of the requirements set forth in the Loan Documents with respect to liability insurance.

(b)     Failure to pay trade indebtedness within 30 days after incurrence thereof (although trade indebtedness shall be paid prior to delinquency and within the terms extended by the trade creditors).

(c)     Qualification of the opinion of the Independent certified public accountant with respect to Alterra's audited financial statements for future fiscal years, and any failure of the opinion to identify the unaudited financial statements of the Borrower, Operators or Joint Ventures utilized to prepare Alterra's audited financial statements.

(d)     Failure to deliver (1) separate unaudited financial statements of the Borrower or (2) rent rolls.

(e)     Failure of Alterra to pay its debts generally as they become due.

(f)     Section 7.1(xxi) of the Loan Agreement is amended by deleting the existing provision and substituting the following:

(xxi)if Borrower, any Operator, the Joint Venture or the Manager fails to correct, within the time deadlines set by any licensing or similar agency, any deficiency which would result in a termination by such agency of any License with respect to a Facility; or

(xxii)     if any licensing or similar agency imposes a ban on new admissions generally to a Facility, which ban is not lifted by such agency with ninety (90) days after the imposition thereof.

 (g)     With respect to Alterra's proposed Bankruptcy Proceeding, the Events of Default described under Section 7.1(xi) of the Loan Agreement are deemed modified to permit:
(i)     The filing by Alterra of a voluntary petition commencing a Conforming Bankruptcy Proceeding;

(ii)     The filing against Alterra of any involuntary bankruptcy petition to which Alterra consents to the entry of an order for relief within twenty (20) days and thereafter pursues a Conforming Bankruptcy Proceeding.
For purposes hereof:

        “Bankruptcy Court" means the United Sates Bankruptcy Court for the District of Delaware or any other court having jurisdiction over the Conforming Bankruptcy Proceeding from time to time.

        "Commencement Date" means the date of commencement of any Conforming Bankruptcy Proceeding.

        "Conforming Bankruptcy Proceeding" means a proceeding in the Bankruptcy Court (i) instituted pursuant to a voluntary petition for reorganization filed by Alterra under Chapter 11 of the Bankruptcy Code (or an involuntary petition filed by any Person to which Alterra consents to an order for relief within 20 days after the filing of such involuntary petition) and (ii) in which Alterra at all times during the pendency of such proceeding pursues the confirmation of a Conforming Plan.

        “Conforming Plan" shall mean a plan of reorganization of Alterra that contains each of the following elements and will result upon confirmation in:

      (i)        the rights, remedies and claims of the Lender under the Loan Documents to which Alterra is a party, in each case as amended, shall be unimpaired under the Conforming Plan and shall be fully enforceable and shall leave unaltered and unimpaired all rights, remedies, and claims of the Lender against the Borrower and its assets in accordance with their terms;

      (ii)        Alterra and its wholly owned subsidiaries continuing to own or operate not less than three hundred (300) assisted living residences;

      (iii)        upon the confirmation and implementation of the Conforming Plan, at least seventy percent (70%) of Alterra's voting stock on a fully diluted basis being owned by (A) Persons who had, prior to filing of the bankruptcy petition instituting the Conforming Bankruptcy Proceeding, (1) an ownership or other interest in Alterra's stock or debt (including debt of Alterra's subsidiaries guaranteed by Alterra) or (2) a joint venture ownership interest in Alterra's assets or Alterra's subsidiaries' assets, and (B) Related Persons of Persons described in the foregoing clause (A), but excluding each such Person or Related Person who: (1) held, together with all Related Persons of such Person or Related Persons, less than a Material Investment in Alterra on the Commencement Date and (2) subsequent to the Commencement Date and prior to or contemporaneously with the confirmation and implementation of such plan increases their respective investment (on a cost basis) in Alterra by more than ten percent (10%).

“Material Investment” means an investment in stock of Alterra or debt of Alterra or of any subsidiary of Alterra in the amount of at least Two Million Dollars ($2,000,000) on a cost basis.
“Related Person” means, as to a specified Person, another Person related to, affiliated with or who controls, is controlled by or is under common control with such specified Person.

INSURANCE SCHEDULE

     From July 1, 2001 through June 30, 2002, Alterra had in place an insurance program through Commonwealth Risk Services, Inc., a risk management organization, to provide $5 million of aggregate liability coverage. The Commonwealth program was a claims made insurance policy, including general liability and professional liability coverage, which was initially issued by Legion Indemnity Company ("Legion"), then an A. M. Best A- rated insurance company. Legion utilized the insurance profit center program offered by Mutual Indemnity (Bermuda) Ltd. ("Mutual") (initially A. M. Best rated A-), which was a risk financing plan designed to control the underwriting, profit and investment income from an insured's insurance policy. The ratings of Legion and Mutual were reduced after the initial formation of the program. The fronting insurance carrier for the program, Legion, became subject to a Conservation Order issued by the Illinois Department of Insurance that limits Legion's ability to pay claims without court approval. Legion's current credit rating is "E."

      On July 1, 2002, Alterra put in place an insurance program through American International Specialty Lines Insurance Company ("AIGS"), an A.M. Best A++ rated insurance company. AIGS is a member company of American International Group, Inc. The AIGS program is a claims made insurance policy and includes both general liability and professional liability coverage. The policy effective date is July 1, 2002 although the coverage is, in some circumstances, retroactive to July 1, 2001. In addition, Alterra can choose to extend the period of coverage under the AIGS program until June 30, 2004. Alterra initially funded $2 million of limits into the AIGS program, although that amount can be increased at Alterra's election.

      In addition to the foregoing matters related to Alterra's general liability/professional liability insurance program, the following matters may not comply with the Insurance Requirements of the Mortgages:

1.     The deductible under Alterra's workers' compensation is $250,000, which the Company considers to be commercially reasonable for the size of the program.

2.      Deductibles for Flood, Windstorm and Quake coverage are typically 2% of value with a $100,000 minimum. Lower deductibles for these forms of coverage are generally not available in the market.

3.      Alterra has consistently inflated its property schedule of values by 2% to 4% per year over initial construction or acquisition costs. These scheduled amounts are believed generally to be adequate to cover the replacement cost of an individual property but have not been recently verified as adequate for every property. Alterra will follow-up to determine whether its current policy includes the endorsement for acts of municipal authorities described in the Mortgages.

4.      Alterra's current policies and typical practice in the commercial insurance market generally do not permit delivery of replacement policies 30 days prior to the expiration of a policy, and it is unlikely that it is feasible to deliver certificates of insurance with respect to the renewal or replacement policy within 30 days of renewal.

SCHEDULE

Proposed Liability Insurance

Coverage History

      ·     Conventional occurrence form program without deductibles through June 30, 1999. The Alterra premium for the year ended June 30, 1999 was $435,000. Policy limits, including umbrella, were $21 million per occurrence and $21 million aggregate.

      ·     Conventional occurrence form program with $25,000 per claim deductible for year ended June 30, 2000. The Alterra premium for the year ended June 30, 2000 was $1,475,000. Policy limits, including umbrella, were $21 million per occurrence and $21 million aggregate.

      ·     Conventional occurrence form program with $250,000 per claim deductible for year ended June 30, 2001. The Alterra premium for the year ended June 30, 2001 was $5,960,000. Policy limits, including umbrella, were $6 million per occurrence with a $15 million policy aggregate limit.

      ·     All of the insurance carriers that wrote “traditional” medical professional liability insurance for Alterra and other assisted living operators (including Atlantic Mutual, St. Paul and Liberty Mutual) have exited the large commercial healthcare account market.

      ·     Effective July 1, 2001 Alterra started to use alternative forms of risk management including “Rent-A-Captive” programs and the form of coverage was converted to claims made.

General and Professional Liability Loss History

      ·     Alterra's loss history for “mature” claim periods was as follows (occurrence basis paid losses only):

Year ended June 30, 1997          $411,000 ($89 per occupied bed; average claim $103,000)

Year ended June 30, 1998          $1,685,000 ($166 per occupied bed; average claim $77,000)

Year ended June 30, 1999          $3,719,000 ($284 per occupied bed; average claim $89,000)

Year ended June 30, 2000          $9,065,000 ($537 per occupied bed; average claim $131,000)

General and Professional Liability Loss History (continued)

·Alterra's losses for 2001 and 2002 have not yet matured. Claim information on these two years follows:

Est. Year ended June 30, 2001          46 identified claims (2.541 incidents per 1,000 Average Daily Census, or “ADC”); $1,138,000 of claims paid to date; assuming an ultimate average claim of $115,000 total claims for 2001 would total $5,290,000

Est. Year ended June 30, 200219 identified claims; $586,000 of claims paid to date; assuming an incident rate of 2.500 claims per 1,000 ADC (resulting in approximately 41 claims for the year) and an average claim of $120,000, total claims for 2002 would total $4,920,000

 ·     The relatively rapid acceleration of claims frequency and the magnitude of such claims for both the SNF and assisted living industries suggests to actuaries that the “tail” on these claims may be long.

·     To date, actuarial estimates for assisted living professional liability insurance claim costs have been based on SNF industry data. Although SNF industry loss data may have a longer and more developed history, there are many significant differences between the two industries that may impact ultimate claim costs (e.g., payor mix).
Alterra's Risk Management Program

 ·     Commencing in late 1999, Alterra management identified the difficult industry and Company specific trends in professional liability premiums and claims.

·     Special emphasis was placed on the state of Florida that, for the four year period ended June 30, 2002, represents nearly 45% of Alterra's professional liability claim cost while less than 15% of resident census.

·     Throughout 2001, Alterra implemented a number of operational changes to address the on-going insurance related challenges, including:

·      hiring an experienced lawyer to the corporate staff to provide a focal point for the professional liability risk management program;
·     implementing a standardized clinical documentation program;

·     modifying its admission agreements for new Florida admissions to include mandatory arbitration provisions and damage limitations (waiver of punitive damages and capping “pain and suffering” damages at $250,000 per incident); and

·     retaining an industry savvy third party administrator for the new Rent-A-Captive program to assist with claim investigation and management.

 ·     Effective May 15, 2001, legislative reform in Florida reduced the statute of limitations on assisted living professional liability claims from four years to two years and imposed certain limits on damage awards.

Alterra's Proposed Liability Insurance Program

·     Based on the current insurance environment, Alterra management does not expect that traditional liability insurance will be available at economically feasible cost.

·     Alterra's liability risk through the date of its bankruptcy filing will be largely dealt with through prior insurance programs or discharged in the bankruptcy process.

·     Within 120 days of the filing of its bankruptcy case, Alterra intends to put into place a Rent-A-Captive program with $5 million of limits. The balance of funding for the 2003 policy year would be funded by December 31, 2003.

·     This Rent-A-Captive program would be structured to permit that program to roll into a single parent captive program, established in consultation with Aon Risk Management, effective upon bankruptcy plan confirmation.

·     Alterra will pursue excess insurance related to both catastrophic claim size and annual loss exposure although it is unlikely that such insurance will be available at economically feasible prices in the current market.

·     As discussed below, a funding and limit calculation mechanism will be developed to ensure that appropriate claims made limits are available annually under the captive program.

 Single Parent Captive

·     As discussed above, the single parent captive program will be in place upon effectiveness of the Company's plan of reorganization.

·     Annual claims made limit coverage minimum of $5 million.

·     Annual limit will be reviewed yearly at program renewal. Minimum limit (including reinsurance, if any) will equal 115% of the average claims paid per occupied bed in the most recent three-year period ending 24 months before the renewal date.

Under this formula, for the July 1, 2002 renewal, the three-year claim experience period would have been based on an ending date of June 30, 2000 and resulted in required annual limits of approximately $6.7 million (calculated as average paid loss per ADC in the three year period of $361 multiplied by 16,243 ADC at June 30, 2002 multiplied by 115%).

Under this formula, for the July 1, 2003 renewal, the three-year claim experience period would be based on an ending date of June 30, 2001 and would result in required annual limits of approximately $7.1 million (calculated, assuming that losses for the year ended June 2001 will total $5.3 million as discussed above resulting in an average paid loss per ADC in the three year period of $376 multiplied by projected 16,500 ADC at June 30, 2003 multiplied by 115%).

·     Alterra will be required by captive domicile regulators to meet prescribed capitalization or surplus requirements including commercially reasonable cash liquidity levels

·     Alterra plans to retain the services of a captive program manager and an experienced third party claim administrator.

·     Periodic actuarial assessments of Alterra's claim experience will be completed to assess the adequacy of the limits provided by the captive liability insurance program and to determine if funding levels should be revised.

Alternative Risk Management Program – Advantages

·     In a difficult insurance market, a captive program may provide more cost effective coverage (according to A.M Best, as much as 50% of large customer insurance buying relies on some form of alternative risk-financing).

·     A captive program mitigates Alterra's exposure to insurer insolvencies (several of which have happened recently including PHICO, Reliance and Legion).

·     A captive program typically provides cash flow advantages over conventional insurance.

·     Alterra gains control over the management of claims, including settlement authority and claim denials.

·     Alterra can tailor the details of the insurance form to afford coverage for exposures that many commercial insurers exclude.
·     Quotes for traditional liability insurance can be obtained periodically to assess the cost efficiency of the captive program.

·     A captive would allow Alterra to directly access the reinsurance market thereby reducing costs.
Alternative Risk Management Program – Disadvantages

·     As is typical of captive programs, Alterra's captive and any insurance policy it issues would not be agency rated.

·     Difficult to identify captive program “benchmarks” similar to conventional insurance to assess coverage or limits adequacy.

Exhibit C

Summary of Debt Restructuring Arrangements

Key/TPI

1.     Deeds to properties placed in escrow at the closing of the workout. Alterra continues as manager of properties.

2.     Alterra obtained option to refinance three properties (these properties have been refinanced).

3.     The bank group was paid $1.1 million at closing of workout that represented the net cash flow of the properties (net of a management fee) during the period that debt service payments were not made.

4.     Alterra will be released from its guaranty obligations on the earlier of the confirmation of Alterra's bankruptcy plan or March 31, 2003.

5.     The workout eliminates an estimated potential deficiency claim of $15.0 to $20.0 million.

Key/DMG

1.     Deeds to properties placed in escrow at the closing of the workout. Alterra continues as manager of properties.

2.     Alterra obtained option to refinance three properties (these properties have been refinanced).

3.     he bank group was paid $1.5 million at closing of workout that represented the net cash flow of the properties (net of a management fee) during the period that debt service payments were not made.

4.     Alterra will be released from its guaranty obligations on the earlier of the confirmation of Alterra's bankruptcy plan or June 30, 2003.

5.     The workout eliminates an estimated potential deficiency claim of $10.0 to $15.0 million.

Bank United/WaMu

1.     Initially deeds were placed in escrow at that closing of the workout. Alterra continues as manager of properties.

2.     Alterra refinanced six properties concurrent with the workout.

3.     The bank group receives the net cash flow of the properties (net of a management fee) while Alterra manages the properties pending their ultimate disposition.

4.     Alterra to be released from its guaranty obligations ratably as deeds to properties are conveyed to the bank group or third parties (all but $2.0 million will be released by end of 2002 with the remaining $2.0 million balance released no later than October 2003).

5.     The workout eliminates an estimated potential deficiency claim of $10.0 to $15.0 million.

Greenwich/Centre Re (Not Signed – Current Negotiation Status)

1.     Alterra would be released from its guaranty and indemnification obligations under the former synthetic lease structure.
2.     Debt holders would provide Centre additional flexibility on debt prepayment and change of managers.

3.     Alterra would pay the debt holders $4.7 million and Centre $1.0 million concurrent with confirmation of a plan of reorganization.

4.     Alterra will continue to provide management services subject to certain mutual termination provisions. Priority of payment of Alterra management fee (now entirely subordinated) would be modified.

5.     The workout eliminates an estimated potential deficiency claim in excess of $60 to $100 million.

Guaranty Bank
1.     Maturity of loans extended to June 30, 2004 (approximately two years plus option described below).

2.      Pricing during initial term remains at LIBOR + 200bp, but a floor of 7.0% was added.

3.      One-year extension option to June 30, 2005 available for 1.0% extension fee and increase in spread to 250bp with a 7.5% floor. Minimum cash flow coverage required to qualify for extension.

4.      Principal payable monthly equal to the greater of (i) $50,000 or (ii) 100% of cash flow up to $100,000 plus 50% of cash flow above $100,000 with a cap of $183,000.

5.      Agreement reached to release certain properties from the structure that Alterra would like to sell.

Key/Pioneer

1.      Restructuring closed to effect the exchange of joint venture interests with Pioneer Development such that after the exchange each of Pioneer and Alterra solely own six residences. Prior to the exchange, Pioneer and Alterra jointly owned 12 residences.

2.      Maturity extended by two to three years (these were initially six separate project notes) to December 31, 2004. An extension fee of 50bp was paid.

3.     Old interest rate was LIBOR + 230bp. New interest rate is prime + 100bp.

4.      In the joint venture exchange, Alterra received approximately $3.8 million of cash.

Capital Corporation of America

Need to execute Confidentiality Agreement to obtain written materials from Alterra. In general terms, the parties agreed to an approximately 18-month debt maturity extension in exchange for debt pay downs, primarily resulting from asset sales.

Exhibit D

Form of Officer's Certificate

Pursuant to the Modification and Reaffirmation Agreement dated as of December __, 2002 by and among ALS-Venture I, Inc. (“Borrower”), Alterra Healthcare Corporation (“Parent Pledgor”), ALS-Clare Bridge, Inc. (“Subsidiary Pledgor”) and CapMark Services, L.P. (“Lender”), the undersigned officer of Borrower hereby certifies to the Lender in connection with a request for the disbursement of funds from the Deposit Account that (i) no Event of Default ahs occurred and is continuing and (ii) all Operating Expenses for the last calendar month ending prior to the date of this Officer's Certificate have either been paid in full, or that Borrower has sufficient funds to pay such Operating Expenses and is in fact in the process of paying such Operating Expenses.

Dated: ______________________

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